Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Lionheart III Corp (the “Company”) on Amendment No. 2 to Form S-1 (File No. 333-254479) of our report dated February 12, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern with respect to our audits of the financial statements of Lionheart III Corp as of January 27, 2021 and for the period from January 14, 2021 (inception) through January 27, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, Texas

October 13, 2021